Exhibit 17.1

March 5, 2015

Dear Surmodics Board Members,

It is with regret that I am writing to inform you of my decision to resign my position on the Board of Directors of Surmodics, Inc., effective immediately. I recognize that it is in the best interest of shareholders that all Surmodics Board Members and Management have a collaborative relationship and are aligned regarding the strategic and operating processes for the Company. In addition, my other commitments have become too great for me to fulfill the requirements of my position as Chairman of the Board and I feel it is appropriate for the Board to choose a new Chairperson.

I am certainly grateful for the opportunity to serve Surmodics shareholders as Chairman for the past year and as a Board Member for the past four years. I wish the organization only the best for the future and regret any inconvenience this may cause.

Sincerely,

/s/ Scott R. Ward

Scott R. Ward